SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  July 6, 2005

Strike Begins at Placer Dome's Zaldivar Mine

July 4, 2005

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces that the unionized workforce at its Zaldivar copper mine in Chile has commenced strike action. Mine management and the union representing mine employees have been negotiating a renewal to the existing labour contract but, at present, an agreement has not been reached.

Mine management anticipated the potential for a work stoppage and established contingency plans aimed at mitigating the impact of the strike on production. The effect of the strike on total production cannot be determined at this time and will be impacted by, among other things, the length of any labour stoppage and management's ability to maintain operations.

The Zaldivar mine was forecast to produce approximately 330 million pounds of copper cathode from its heap leach SX-EW operations in 2005.

Placer Dome employs 13,000 people at 17 mines in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

For further information please contact:

Investor Relations:

Greg Martin (604) 661-3795

Meghan Brown (604) 661-1577

Media Relations:

South America: Felipe Ruiz + 56 2 370 5502

North America: Gayle Stewart (604) 661-1911

Toll-free within North America

1-800-565-5815

Head office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, B.C. Canada V7X 1P1

Tel: (604) 682-7082

On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome's business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome's mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

* uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

*

uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

*

uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

*

uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

*

uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

*

uncertainties related to unexpected judicial or regulatory proceedings;

*

changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

*

mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

*

expected effective future tax rates in jurisdictions in which our operations are located;

*

the protection of the health and safety of mine workers; and

*

mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South

Africa);

*

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso

*

the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

*

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

*

geopolitical uncertainty and political and economic instability in countries which we operate; and

*

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.